



brightest

**Smart social impact software
for businesses and non-profits**

BRIGHTEST.IO




There are over 1.5 million U.S. organizations working on positive social outcomes and struggling to measure their results.







Non-Profits

Report impact and financial results to donors, stakeholders, and IRS

Benefit Corps (B Corps)

Certify as a B Corp every 3 years, report impact annually, and measure daily operations

Large Enterprises

Annual impact reporting and operational measurement

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PROBLEM

This is complex, costly work for many teams and organizations who aren’t operations, data, or measurement experts.



PLAN	ENGAGE	COORDINATE	ACT	MEASURE	REPEAT
Set Strategy	*Reach & Involve People*	*Collaborate & Operate*	*Good Work Happens*	*Track Impact*	*Learn & Improve*
	Website facebook	slack	?	?	?

COMMUNICATIONS (?)

Promote and inform people throughout

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SOLUTION

Brightest makes it better.

Critical step for reporting, ROI, and compliance



PLAN
(Integration-supported)

ENGAGE
Reach & Involve People

COORDINATE
(Integration-supported)

slack

ACT
Good Work Happens

MEASURE
Track Impact

REPEAT
Learn & Improve

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COMMUNICATIONS
Promote and inform people throughout



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Search Causes
+ Create Event
MENU
Events
Forms
Groups
Engagement Analytics
Integrations
Subscription
Settings
Manage Team
Contact Us
SUSTAINABLE FOOD EMPLOYEE ENGAGEMENT'S CURRENT EVENTS
Food Truck Activation
Sept. 30, 2019, 7 p.m. - Sept. 30, 2019, 11 p.m. (UTC)
It's the SK food truck. Yum!
118 West 22nd Street, New York, New York, 10011, United States
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Biodynamic Farming Lunch & Learn
Aug. 30, 2019, 4 p.m. - Aug. 30, 2019, 6 p.m. (UTC)
Let's get together and learn about food science and biodynamic farming.
270 Lafayette St, New York, NY, United States
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Monthly Employee Volunteering Club
Aug. 30, 2019, 2 p.m. - Aug. 30, 2019, 5 p.m. (UTC)
We volunteer monthly and give back to the community. It's amazing and we love to help.
270 Lafayette St., New York, NY, 11233, United States
1 signup
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SOLUTION

All-in-one software for social impact and sustainability.

SIMPLE - MODERN - EFFECTIVE - HUMAN

Brightest creates intuitive, easy-to-use, and powerful software to help teams and organizations lead, coordinate, and measure operational performance and positive change.







Download on the App Store

GET IT ON Google Play

slack

SOLUTION

Brightest makes measurement (way) easier. Think "Turbotax for social impact or ESG."


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BRIGHTEST ACADEMY
0
chrisb0lman
MENU
Actions
Forms
Groups
Impact Analytics
People
Integrations
Subscription
Settings
Inbox
D
W
M
Y
57
ACTION SIGNUPS
49
STUDENTS
1,027
IMPACT HOURS COMPLETED
Monthly Campus Volunteer Day
21 signups
TRENDING ACTION
PEOPLE ENGAGEMENT TREND
14
12
10
8
6
4

SOLUTION

From people to environmental outcomes and everything that matters in between.


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Dashboard
Orders
Products
Settings
Support
E-Commerce Sustainability Dashboard
This month your e-commerce store sold 1007 kg in materials, benchmarked at 14210.2 shipping and transportation miles, 2134.2 gallos of water consumption, and 2.504 metric tons (MT) in CO2 and other greenhouse gas (GHG) emissions.
Post-Sale Shipping
D
W
M
Y
Weight (g)
Transport (miles)
CO2 & GHG (metric tons)
15
10
5
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Pre-Sale Supply Chain
D
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M
Y

BUSINESS MODEL

Brightest sells subscription software with integrated platform revenue potential.

SAAS

Organizations subscribe to Brightest for $50 - $300 per month based on size and needs during our beta period. We will raise pricing as our product matures and improves and we launch or next major release iteration later this year.

SERVICES (FUTURE)

Implementation, on-boarding, and premium technical config

PLATFORM APPS & PAYMENT PROCESSING (FUTURE)

We see “app store” platform potential for integrations and data connectors, as well as the potential to collect payment processing revenue streams on environmental offsets, virtual PPAs, and other enterprise marketplace offers


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Young people love us.

 ████████████ 2 days ago

Hi Chris,
I am so excited by Brightest's mission of using technology as a tool to spread opportunities to advance social good. Throughout college, I have searched for ways to get involved in the Los Angeles community. I have been frustrated by the lack of a cohesive platform to find opportunities and then stay connected with the causes I believe in, so I really believe Brightest is a necessary product.

 ████████████ about 15 hours ago

Hi Chris,
I am a Junior at MIT studying computer science. I am looking for a month-long (January 2019) internship in software development in New York with a company whose purpose really resonates with me. I absolutely adore Brightest's mission, as I believe there is so much raw talent (especially amongst college-going developers) that is massively underused. Besides, what better way is here for students to gain experience as young developers than by working for a cause that they truly believe in? I would love to help connect these individuals, and if you are interested, please reach out to me at ████████████

 ████████████ 4 hours ago

I love Brightest's mission of making a larger societal impact through a diversified group of organizations. As a freshman involved in ████████████ ████████████ I'm very committed to making a larger impact in my community, and I'd love to incorporate Brightest's programming to help my campus better understand its impact on others.

 ████████████ about 9 hours ago

I actually created an account solely because I was really excited about Brightest. It really seems like a company that revolves around the greater good of the community and creating cleaner and more effective ways to organize and come together as a community.

brightest

And so do organizations rethinking the right balance of profit and purpose.

EARLY PARTNERS & PILOTS INCLUDE



















ASU Biodesign Institute

HARRY'S

alter eco

FREEDOM FOR IMMIGRANTS

Sustainable Business Consulting

FRIDAYS FOR FUTURE

Make-A-Wish

MARCH FOR SCIENCE

THE GOOD FOOD INSTITUTE

TRACTION

In our first year we become one of the largest digital platforms for climate and environmental action, inspiring 100,000+ people to act for our planet's future.


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Why Brightest.

#1 - EASIER TO ADOPT, FASTER TIME-TO-VALUE

Fully self-serve, modern, and purpose-built SaaS. We're easier-to-use, can be adopted bottom-up (departments, teams), and deliver faster time-to-value

#2 - DESIGNED FOR MODERN COMPANIES

The number one reason software deployments fail is lack of adoption. Brightest personalizes itself to different personas, integrates directly into existing workflows, tools, and data sources, and supports "channel" and "team" environments to make accessibility and data aggregation easier

#3 - ADVANCED DATA INGESTION CAPABILITIES

Already using machine learning (NLP, text classification, RMSE, Bayesian predictions) across the product, allowing us to deliver deeper, more actionable insights and recommendations in less time and a lower cost of ownership









PENDING HIRE!

Chris Bolman

CO-FOUNDER & CEO

Led Growth at Percolate ($30M+ ARR, acquired by Seismic), full-stack engineer, UN Sustainable Energy Practitioner

Daniel Hernández

SOFTWARE ENGINEER

Led engineering for Proyecto Salvavidas ("cryptocurrency TransferWise for good"), Co-Founded Sunny Side Web Development

Google AI Engineer

MACHINE LEARNING ENGINEER

Software engineer and computational mathematician with experience in data analysis and neural networks. We're raising this funding to complete the hire.

Our path to growth and market leadership

#1 BUILD TEAM

• Hire 1 engineer (data science + machine learning) + 1 sales and partnerships lead

#2 EXECUTE PRODUCT ROADMAP

• Best-in-class on usability, personalization, user experience, and functional integrations (already closing in on it)
• Market-leading operational analytics, reporting, and governance platform for social impact, environmental sustainability, and ESG (future)
• Train and test machine learning models; develop data pipelines and APIs; and continuously improve data science maturity and capacity

#3 ACQUIRE NEXT 100+ CUSTOMERS ($1M+ ARR)

• Scale direct sales model and demand generation
• Continue building partnerships with CSR, sustainability, and ESG consultants and benchmarking associations (2 already in place)
• Platform distribution partnerships

🌟brightest

Let's grow a better future together.

1. Visionary, experienced early team
2. Big, under-addressed market
3. Uniquely mission and data-driven
4. Fast-mover on important macro trends

Chris Bolman
FOUNDER & CEO
chris@brightest.io

brightest